EXHIBIT 12

PENNZOIL-QUAKER STATE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended
	September 30,

	2002	2001

	(Dollar amounts expressed in
	thousands)
Income (loss) from continuing operations before income from equity investees	$53,447	$(11,841)
Distribution of income from equity investees	7,604	14,900
Amortization of capitalized interest	112	638
Income tax provision	45,874	21,326
Interest charges	90,724	91,411

Income before income tax provision and interest charges	$197,761	$116,434

Fixed charges	$90,724	$91,411

Ratio of earnings to fixed charges	2.18	1.27

DETAIL OF INTEREST AND FIXED CHARGES

	For the nine months ended
	September 30,

	2002	2001

	(Expressed in thousands)
Interest charges per Consolidated Statement of Operations which includes amortization of debt discount, expense and premium	$68,451	$71,536
Add: portion of rental expense representative of interest factor (1)	22,273	19,875

Total fixed charges	$90,724	$91,411
Less: interest capitalized per Consolidated Statement of Operations	—	—

Total interest charges	$90,724	$91,411

(1) Interest factor based on management’s estimates and approximates one-third of rental expense.